[AGRIUM LOGO]


                                                                EXHIBIT 99.1










                              SECOND QUARTER 2009




                                  NEWS RELEASE

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR:  AGRIUM INC.

TSX, NYSE SYMBOL:  AGU

August 5, 2009

Agrium Earns $370-Million in Second Quarter 2009; Sees Strong Fundamentals

CALGARY, ALBERTA--(Marketwire - Aug. 5, 2009) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today its second highest quarterly net earnings at $370-million ($2.35 diluted earnings per share) for the second quarter of 2009.

"Solid results from Retail, Advanced Technologies and our Wholesale nitrogen businesses resulted in Agrium achieving our second strongest quarterly net earnings in our history. We were able to do this despite the challenge of a short-term reduction in potash and phosphate application rates and Retail crop nutrient margins. The outlook for our businesses and products remains strong and we are starting to see signs of improving demand fundamentals as we approach the fall season. Our Retail crop protection and seed businesses in particular delivered excellent results and we ended the season with normal crop nutrient inventories in our Retail business. We continue to anticipate a recovery in potash demand later in the second half of 2009." said Mike Wilson, Agrium President and CEO.

With respect to Agrium's proposal to acquire CF Industries Holdings, Inc. ("CF"), Mr. Wilson stated "We remain fully committed to acquiring CF, with continued conviction that an Agrium and CF combination would create significant value for all stockholders and other stakeholders. We will continue to press CF to execute a mutually beneficial merger agreement despite the fact that CF has so far ignored a clear mandate from their stockholders' to conclude a transaction with us. Our offer remains far superior to any alternative articulated by CF, including remaining independent or paying a premium for Terra."

The 2009 second quarter results included gains of $15-million ($0.07 diluted earnings per share) on derivative financial instruments and a $4-million expense in stock-based compensation for the quarter. It also included an inventory write-down of $32-million (a $0.15 decrease in diluted earnings per share) primarily associated with our Wholesale purchase for resale business.

Similar to previous years, we intend to provide earnings guidance for the second half of the year when we release our third quarter results.

KEY RESULTS AND DEVELOPMENTS

- The strength of our crop protection and seed businesses was evident again this quarter providing excellent results for these product groups, jointly contributing $480-million in gross profit, 80 percent of Retail's total gross profit in the second quarter. Despite significantly reduced fertilizer rates and temporarily low crop nutrient margins we expect EBITDA from our Retail business to approximate $400-million in 2009.(1) Retail EBITDA of $307-million in the second quarter of 2009 was the second highest of any quarter, behind only last year's exceptional second quarter results. Despite crop nutrient use being well below normal, we moved through the majority of our high cost crop nutrient inventory position and did not incur any inventory write-down in our Retail business in 2009.

- Wholesale performance, for urea and ammonia products in particular, was strong this quarter with nitrogen contributing $182-million in gross profit, 86 percent of Wholesale's total gross profit. Equity earnings from our MOPCO Egyptian investment were an impressive $10-million this quarter. Potash margins were $377 per tonne but sales volumes were well below historical levels.

- Recent potash settlements in India have provided additional clarity to global potash prices and we anticipate demand to recover to normal levels in both our Retail and Wholesale businesses in the second half of 2009.(2) Agrium remains committed to our brownfield expansion and continues to evaluate greenfield opportunities.

(1) In the first quarter of 2009, a forward-looking statement indicated that 2009 Retail EBITDA was expected to be close to $0.5-billion. With lower realized fertilizer margin in the second quarter of 2009, our expectation for 2009 Retail EBITDA is updated to approximately $0.4-billion.

(2) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 second quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 5, 2009

The following interim management's discussion and analysis (MD&A) updates our annual MD&A included in our 2008 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

2009 Second Quarter Operating Results

NET EARNINGS

Agrium's second quarter consolidated net earnings were $370-million, or $2.35 diluted earnings per share, compared to net earnings of $636-million, or $4.00 diluted earnings per share, for the same quarter of 2008. Consolidated net earnings for the first half of 2009 were $310-million, or $1.97 diluted earnings per share, compared to $831-million, or $5.24 diluted earnings per share, for the same period last year. Net earnings before interest expense and income taxes ("EBIT") were $543-million for the second quarter of 2009 compared with EBIT of $972-million for the second quarter of 2008. EBIT for the first half of 2009 was $487-million compared with EBIT of $1.3-billion for the first half of 2008. A reconciliation of EBIT to net earnings is provided in the section "Non-GAAP Measures". Consolidated gross profit in the second quarter of 2009 was $890-million, a $371-million decrease compared to $1.3-billion in the second quarter of 2008. Consolidated gross profit in the first half of 2009 was $1.2-billion, a $490-million decrease compared to $1.7-billion for the same period of 2008. The decreases in quarter-over-quarter and year-over-year EBIT and gross profit were primarily due to reduced potash sales volumes and lower selling prices for most products. For discussion on the performance of each business unit, see section "Business Segment Performance".

Expenses were $90-million higher in the second quarter and $332-million higher in the first half of 2009 compared to the same periods last year due primarily to significantly lower gains on derivative financial instruments and an increase in Retail selling expenses due the inclusion of the UAP business since May 5, 2008, partly offset by lower stock-based compensation expense and lower potash profit taxes.

The effective tax rate was 28 percent for both the second quarter and first half of 2009, compared with an effective tax rate of 33 percent for the corresponding periods of 2008. The lower tax rate was due to a higher proportion of income earned in lower taxed jurisdictions in 2009.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2009 second quarter net sales were $3.1-billion, which was 26 percent higher than the $2.5-billion in the second quarter of 2008. Gross profit was $597-million in the second quarter of 2009, compared to $667-million for the same period last year while Retail EBIT was $283-million in the second quarter of 2009, versus EBIT of $409-million in the second quarter of 2008 and $142-million in the same quarter of 2007. Retail results are not directly comparable to the same period last year due to the inclusion of UAP, which was acquired on May 5, 2008.

Crop nutrients net sales were $1.3-billion this quarter, an increase of $59-million compared to the second quarter of 2008. The increase was due to the additional five weeks of UAP business recorded this quarter, which was mostly offset by a significant reduction in Legacy Agrium Retail sales volumes versus the same period last year. Gross profit was $117-million this quarter compared to $335-million in the second quarter of 2008. The decrease was due to lower sales volumes from Legacy Agrium Retail and significantly lower margins resulting from the carryover of higher priced crop nutrient inventories from the fall of 2008, which were sold into a lower price environment this spring. This resulted in crop nutrient margins averaging 9 percent in the second quarter of 2009, compared to 27 percent in the second quarter of 2008 or 24 percent in 2007 which was a more normal year. We anticipate crop nutrient margins to continue to improve in the second half of 2009 and are expected to reach near-normal levels in the fourth quarter as the majority of the higher priced nutrient inventory position will have been sold.(1) North American nutrient sales volumes in the second quarter were also influenced by the late, wet spring season which impacted farmers' ability to apply crop nutrients. Sales volumes and margins in our South American operations were also significantly lower this quarter than the same period last year due to extremely dry conditions and the added challenge of uncertainty over government policies. We anticipate improved sales volumes in the second half of 2009 as growers catch up on reduced application rates over the past year.(1)

Crop protection net sales increased by 41 percent this quarter, reaching $1.2-billion in the second quarter of 2009 compared to $860-million in the same period last year. Our gross profit this quarter reached $304-million, an increase of $81-million over last year's $223-million. The strength of





-------------
(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 second quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

earnings from this product line illustrates the benefits of the diversity in our Retail business. Most of the increase in sales and gross profits was due to the addition of a full quarter of UAP's significant crop protection business, including a broad range of private label products. Crop protection product margins as a percentage of net sales were 25 percent for the second quarter of 2009 as compared to 26 percent for the same period last year primarily due to lower margins on glyphosate products.

Net sales for seed, services and other increased by 59 percent, to $629-million this quarter, from $396-million in the second quarter of 2008. Gross profit was $176-million in the second quarter of 2009, compared to $109-million for the same period last year. Seed sales accounted for about $530-million in sales and $104-million in gross profit for the quarter.

Retail selling expenses for the second quarter of 2009 were $273-million, a 29 percent increase over last year's level, primarily due to the inclusion of an additional five weeks of UAP business. Selling expenses as a percentage of net sales in the second quarter of 2009 were slightly higher on a quarter over quarter basis.

Wholesale

Wholesale's net sales were $950-million for the second quarter of 2009 compared to $1.4-billion for the second quarter of 2008. Gross profit was $212-million in the second quarter of 2009, a $370-million reduction from the record second quarter for 2008 of $582-million. EBIT of $215-million in the second quarter of 2009 was significantly lower than the $647-million earned in the second quarter of 2008. The key factors impacting the results were lower sales prices and volumes for nitrogen and phosphate products combined with significantly lower potash sales volumes and lower gains on derivative financial instruments.

Nitrogen gross profit was $182-million this quarter, compared to $246-million in the same quarter last year. Nitrogen prices were lower than the same period last year across all products for both benchmark and Agrium's realized prices. Sales volumes were similar to the same period last year, with lower UAN sales volumes, offset by higher Profertil export sales. Nitrogen cost of product was $227 per tonne this quarter, a 27 percent decrease versus last year. The lower production cost was a result of lower North American gas prices and favorable movement in foreign exchange rates. Agrium's nitrogen margins averaged $146 per tonne this quarter, compared with $196 per tonne in the second quarter of last year. Ammonia margins were higher than the same quarter last year. Urea margins were lower than last year but remained well over $100 per tonne.

Agrium's overall natural gas cost was $4.59/MMBtu in the second quarter of 2009 versus $7.36/MMBtu in the second quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2009 was $3.60/MMBtu, versus $10.80/MMBtu in the same quarter last year and $4.86/MMBtu in the first quarter of 2009. The AECO (Alberta) basis differential was $0.49/MMBtu for the second quarter of 2009.

Phosphate gross profit was $12-million, compared to $96-million for the same quarter last year. Sales volumes were 12 percent lower than the same quarter last year. Realized sales prices averaged $454 per tonne which were 43 percent less than the $791 per tonne achieved in the same quarter last year. Benchmark phosphate prices for the same comparative period were down about 70 percent as compared to the second quarter of 2008. Phosphate cost of product decreased $60 per tonne to $408 per tonne compared to the second quarter of 2008, due to lower sulphur, ammonia and rock costs. Gross margin for phosphate was $46 per tonne compared with $323 per tonne in the second quarter of 2008.

Potash gross profit was $23-million versus $184-million in the second quarter of 2008. Realized selling prices were 81 percent higher than last year's levels and contributed to higher per tonne margins. The higher prices were more than offset by the impact of a significant decrease in sales volumes and higher cost of product due to lower production volumes. Sales volumes decreased by 513,000 tonnes compared to the same period last year. Both international and domestic demand were significantly lower than normal due to a combination of delayed contract settlements in China and India, credit issues in many other international markets and the current cautious approach to replenishing stocks by retailers and distributors in North America and globally. Cost of product on a per tonne basis increased substantially from the same quarter of 2008 due to lower production volumes, resulting in a larger proportion of fixed costs being allocated to fewer sales tonnes. Gross margin on a per tonne basis was $377 per tonne, which was 17 percent above the $321 per tonne in the second quarter of last year.

Purchase for resale sales volumes were 81 percent higher in the second quarter of 2009 than last year's levels, largely due to the addition of the European CMF business. Gross profit in the second quarter of 2009 was a loss of $28-million versus $29-million in gross profit for the same period last year. The reduction was due to a 34 percent decrease in overall realized selling price compared to last year's levels and a $29-million inventory write-down this quarter as a result of net realizable value adjustments to our purchased product inventories.

Wholesale expenses were $62-million higher in the second quarter of 2009 than for the same period last year due primarily to a lower gain in derivative financial instruments compared to the same period last year. Unrealized net mark-to-market gains of $38-million and realized losses of $34-million from natural gas, power and other derivatives in the second quarter of 2009 were both lower than the significant gains experienced in the same period last year. This variance in derivative valuations was partially offset by a decrease in potash profit and capital taxes of $43-million, due mainly to lower potash sales volumes.

Advanced Technologies

Advanced Technologies' second quarter 2009 net sales were $82-million compared to $107-million in the second quarter of 2008. Net sales and gross profit were impacted by reduced volumes and margins in turf and ornamental due to lower household expenditures as a result of the slower economic growth. ESN net sales were impacted primarily by lower selling prices as benchmark urea prices were less than half what they were in the second quarter of last year. However, gross profit for ESN was largely unchanged, as slightly lower sales volumes were offset by expanded per tonne margins, as lower costs more than offset lower sales prices. Year to date ESN sales volumes and gross profit are both higher compared to 2008.

Gross profit for Advanced Technologies was $17-million for the quarter, compared with $20-million for the same period last year, while EBITDA was $12-million, a decrease of $3-million versus the comparable period in 2008. The reduction in EBITDA was due to weaker demand and margins from a number of our controlled-release products other than ESN, due to lower housing starts and a depressed economy. In the second quarter, ESN accounted for 35 percent of Advanced Technologies' gross profit, an increase from the 29 percent in the same period last year.

Other

EBIT for our Other non-operating business unit for the second quarter of 2009 was $37-million, an increase of $132-million over the loss of $95-million for the second quarter of 2008. EBIT for Other for the first half of 2009 was $17-million, an increase of $130-million over the loss of $113-million for the same period of 2008. The increases in EBIT for the second quarter and first half of 2009 reflected a significant decrease in stock-based compensation expense driven by lower increases in our share price in the corresponding periods of 2009 and recognition of gross profit deferred by Wholesale in 2008 on the sales of products to Retail now sold to external customers in 2009.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the six-month period ended June 30, 2009.

-------------------------------------------------------------------------------
As at
(millions
 of U.S.       Jun 30,  Dec 31,
 dollars)        2009    2008   Change  Explanation of the change in balance
-------------------------------------------------------------------------------
Current
 assets
 Cash and         251     374    (123) See discussion under the Section
  cash                                 "Liquidity and Capital Resources".
  equivalents

 Accounts       2,230   1,223   1,007  Increased sales activities during the
  receivable                           spring and higher Retail vendor rebates
                                       receivable, partially offset by federal
                                       income tax refund received in the first
                                       quarter of 2009.

 Inventories    2,318   3,047    (729) Lower Wholesale and Retail inventory
                                       volumes and decrease in input costs
                                       (nitrogen, phosphate and product
                                       purchased for resale). Partially offset
                                       by increase in chemical prices and
                                       lower chemical sales volumes.

 Prepaid          322     475    (153) Drawdown of pre-bought Retail inventory
  expenses                             due to increased sales activities in
  and                                  the spring. Partially offset by
  deposits                             quarterly potash profit tax
                                       installments in excess of the related
                                       accrued potash profit tax and costs
                                       related to the proposed CF acquisition.
                                       See discussion under the Section
                                       "Business Acquisition".

 Marketable       108       -     108  Majority of change from the purchase of
  securities                           CF shares in Q1'09. See discussion
                                       under the Section "Business
                                       Acquisition".

-------------------------------------------------------------------------------
Current
 liabilities
 Bank             349     610    (261) Repayment in Q1'09 of certain variable
  indebtedness                         rate loans taken in Q4'08 to meet UAP
                                       working capital requirements and
                                       removal of EAgrium bank indebtedness
                                       as a result of the deconsolidation of
                                       EAgrium.

 Accounts       2,328   2,200     128  Retail inventory purchases made in
  payable                              anticipation of the spring season and
  and accrued                          increase in the accrued current income
  liabilities                          tax liability. Partially offset by:
                                       decrease in Wholesale customer
                                       prepayments due to slowdown in the
                                       fertilizer market and unstable prices,
                                       drawdown in Retail customer prepayments
                                       received during the spring season, and
                                       lower plant utilities due to reduction
                                       in production.

-------------------------------------------------------------------------------
Working
 capital        2,552   2,309     243
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $199-million in the second quarter of 2009, compared with cash used in operating activities of $317-million in the same period of 2008. Cash provided by operating activities was $271-million in the first half of 2009, a $198-million increase from the same period of last year. Driving this quarter change was the unusually high change in non-cash working capital that occurred in the second quarter of 2008 when inventory increased significantly reflecting the price escalation that occurred in the agricultural sector last spring and a significant reduction in prepaid expenses and deposits. This was partially offset by a $266-million decrease in net earnings and a $343-million non-cash decrease in future income tax liabilities. Driving the year-over-year change was a $0.9-billion increase in non-cash working capital due to a significant reduction in inventory and an increase in accounts payable and accrued liabilities, in addition to a decrease in unrealized gain on derivative financial instruments. This was partially offset by a $521-million decrease in net earnings and a $360-million non-cash decrease in future income tax liabilities.

Below is a summary of our inventory balances as at June 30, 2009 and December 31, 2008:

----------------------------------------------------------------------------
Inventories:                                    At                At
----------------------------------------------------------------------------
(millions of U.S. dollars)                  June 30, 2009 December 31, 2008
----------------------------------------------------------------------------
Wholesale                                             556               946
Retail:
 Crop nutrient                                        388             1,031
 Crop protection                                    1,123               829
 Seed                                                 182               176
 Other                                                 26                19
Advanced Technologies                                  43                46
----------------------------------------------------------------------------
                                                    2,318             3,047
============================================================================

Cash used in investing activities decreased by $2.7-billion in the second quarter and first half of 2009 both primarily due to the UAP acquisition in the second quarter of 2008 and lower capital expenditures in the first half of 2009.

Cash provided by financing activities was $74-million in the second quarter of 2009 compared with $1.6-billion in the same period of 2008. Cash used in financing activities was $127-million in the first half of 2009, compared with cash provided by financing of $1.6-billion in the same period of 2008. The quarter-over-quarter and year-over-year changes reflected the issuance of long-term debt and bank indebtedness of $1.2-billion used to finance the UAP acquisition in the second quarter of 2008 and a pay-down of our bank indebtedness in the first half of 2009.

----------------------------------------------------------------------------
Short-term credit facilities available at
 June 30, 2009 a) b)                              Total Unutilized Utilized
----------------------------------------------------------------------------
(millions of U.S. dollars)
North American revolving credit facilities
 expiring 2010 and 2012                             835        639      196
European credit facilities expiring in 2009         233        155       78
South American credit facilities expiring 2009
 to 2012                                            165         90       75
----------------------------------------------------------------------------
                                                  1,233        884      349
============================================================================

a) In addition to the facilities detailed in this table, we have committed facilities of $1.4-billion for the CF acquisition.

b) As of June 30, 2009, a total of $200-million was drawn on our accounts receivable securitization facility. For further information, see discussion under the section "Off-Balance Sheet Arrangements" on page 75 of our 2008 Annual Report.

OUTSTANDING SHARE DATA

The number of outstanding shares as at July 31, 2009 was 157 million. As at July 31, 2009, there were approximately 1.1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

There were no shares repurchased during the first half of 2009 under our normal course issuer bid.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                             2009                     2008             2007
                   ---------------------------------------------------------
                         Q2    Q1     Q4    Q3    Q2    Q1    Q4   Q3    Q2
                   ---------------------------------------------------------
Net sales           $ 4,090 1,753  1,941 3,113 3,870 1,107 1,426  989 2,034
Gross profit            890   273    522 1,048 1,261   392   533  305   572
Net earnings (loss)     370   (60)   124   367   636   195   172   51   229
Earnings (loss) per
 share
 -basic             $  2.36 (0.38)  0.79  2.32  4.03  1.24  1.25 0.38  1.71
 -diluted           $  2.35 (0.38)  0.79  2.31  4.00  1.23  1.24 0.38  1.70
                   ---------------------------------------------------------

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America. In addition, our acquisition of UAP on May 5, 2008 impacts the comparability of quarterly results.

BUSINESS ACQUISITION

On February 25, 2009, Agrium submitted a proposal to the board of directors of CF to acquire all of the capital stock of CF for cash and Agrium shares at $72.00 per CF share, or a total of approximately $3.6-billion, based on the closing price of Agrium shares on February 24, 2009. Agrium would fund the cash portion through available liquidity and committed financing. The board of directors of CF rejected Agrium's proposal on March 9, 2009.

On March 16, 2009, Agrium commenced an exchange offer for all of the outstanding shares of CF (the "Offer"), pursuant to which CF stockholders would receive $31.70 in cash plus one common share of Agrium for each CF share. The Offer is subject to a number of conditions, including the negotiation of a definitive merger agreement and regulatory approvals under Canadian and U.S. antitrust legislation. The Canadian Competition Bureau and the Federal Trade Commission (United States) are reviewing the transaction. On March 27, 2009, Agrium announced an increase in the cash portion to $35.00, for an aggregate consideration of $1.8 billion in cash and 50.2 million shares. On May 11, 2009, Agrium announced an increase in the cash portion to $40.00 for an aggregate cash consideration not to exceed $2.01 billion. The Offer and withdrawal rights will expire on August 19, 2009, unless extended. The CF board of directors has rejected the Offer.

Agrium is fully committed to acquiring CF and intends to continue to press the board of directors of CF to execute a mutually beneficial merger agreement for our respective shareholders. Agrium has had extensive discussions with CF shareholders, who have advised Agrium that they favour a combination between Agrium and CF and want the CF board to engage in discussions with us. Agrium is prepared to increase its Offer further if CF can demonstrate additional value.

The rules of the Toronto Stock Exchange ("TSX") do not require that we obtain the approval of our shareholders, but the TSX has the discretion to require us to obtain shareholder approval. During February 2009, we acquired 1.2 million shares of CF at an average cost of $52.34 for the total consideration of $65-million, the maximum allowed under FTC regulations. The shares are classified for accounting purposes as available for sale financial instruments with changes to the fair value being recorded in other comprehensive income. At June 30, 2009, the fair value of the CF shares was $92-million.

EGYPT NITROGEN PROJECT

In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. The share exchange was completed on January 26, 2009, which resulted in our owning 26 percent of MOPCO. We account for our investment in MOPCO in the Wholesale business unit using the equity method.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Canadian Institute of Chartered Accountants' Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.

Agrium is currently in the design and development phase of its IFRS transition plan. To date, progress remains on plan for a successful IFRS implementation.

At this time, the full impact of transitioning to IFRS on the Company's future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options along with the accounting policies under IFRS and the resulting impacts.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

Three Months Ended June 30

(millions of  U.S. dollars)

                                           2009
-----------------------------------------------------------------------------
                                         Advanced
                    Retail   Wholesale  Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                 307         244            12      39            602
Depreciation
 and amortization       24          29             4       2             59
----------------------------------------------------------------------------
EBIT                   283         215             8      37            543
----------------------------------------------------------------------------
Interest
 expense                                                                (27)
Income taxes                                                           (146)
----------------------------------------------------------------------------
Net earnings                                                            370
============================================================================

Three Months Ended June 30

(millions of U.S. dollars)

                                          2008
----------------------------------------------------------------------------
                                         Advanced
                    Retail  Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                 431        682             15     (93)         1,035
Depreciation
 and amortization       22         35              4       2             63
----------------------------------------------------------------------------
EBIT                   409        647             11     (95)           972
----------------------------------------------------------------------------
Interest
 expense                                                                (25)
Income taxes                                                           (311)
----------------------------------------------------------------------------
Net earnings                                                            636
============================================================================

Six Months Ended June 30

(millions of U.S. dollars)

                                          2009
----------------------------------------------------------------------------
                                          Advanced
                    Retail  Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                 239        323             18      21            601
Depreciation
 and amortization       50         51              9       4            114
----------------------------------------------------------------------------
EBIT                   189        272              9      17            487
----------------------------------------------------------------------------
Interest
 expense                                                                (58)
Income taxes                                                           (119)
----------------------------------------------------------------------------
Net earnings                                                            310
============================================================================

Six Months Ended June 30

(millions of U.S. dollars)

                                          2008
----------------------------------------------------------------------------
                                          Advanced
                    Retail  Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                 444      1,017             25    (110)         1,376
Depreciation
 and amortization       31         57              8       3             99
----------------------------------------------------------------------------
EBIT                   413        960             17    (113)         1,277
----------------------------------------------------------------------------
Interest
 expense                                                                (38)
Income taxes                                                           (408)
----------------------------------------------------------------------------
Net earnings                                                            831
============================================================================

BUSINESS RISKS

The information presented on business risks on pages 85 - 90 in our 2008 Annual Report has not changed materially since December 31, 2008.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the six months ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

A second consecutive year of delayed corn and soybean planting in the U.S. Corn Belt led to a high level of volatility in grain and oilseed prices during the second quarter. Grain prices came under pressure following the completion of spring planting and pressured further when the USDA reported significantly higher than expected corn and soybean planted area at the end of June. Prices have stabilized since then, but significant uncertainty remains with respect to global grain and oilseed production and prices for 2009/10 at this early stage of the year. The USDA is currently forecasting that global grain ending stocks will increase slightly. This assumes normal yields globally, although weather and crop nutrient levels will play an important role in determining final yields. Dry weather has hampered grain production in Western Canada and Argentina, leading to the lowest planted area of wheat in Argentina in recent history. In addition, monsoon rains in India are below normal for the first two months of the growing season. The significant reduction in global fertilizer use this past year is expected to have some impact on yield potential this year and could result in potential nutrient deficiencies for 2010/11, which could lead to higher than normal application rates starting this fall.

Wet spring weather delayed demand for crop protection products in North America this year but higher corn acreage provided solid demand for seed and most crop protection products. The one exception was lower demand for glyphosate based products this spring. We expect retail demand for glyphosate to improve in the second half of the year after declining 19 percent in the first half of 2009. Stronger than historical grain prices and crop margins are expected to support continued growth in the seed and crop protection product lines into the next crop year.

The outlook globally for urea and ammonia markets appears stable as producers are comfortable with their bookings through August. This has been supported by increased demand from India, Pakistan and Brazil and seasonal turnaround at a number of facilities internationally. Urea prices in the U.S. Gulf have increased 20 percent since May, and have returned to a point where the U.S. has become an attractive market for imports. U.S. urea imports for the first five months of 2009 were down 11 percent from 2008 levels, which have contributed to tight U.S. inventory levels. Chinese export taxes on urea are currently 10 percent and will remain at that level until September 15, at which time they are expected to increase to 110 percent until the end of

October. Chinese offer prices have increased in parallel with global prices and are currently acting as a cap on the market. The UAN market may experience additional pressure relative to urea prices in late 2009 as the new Trinidad UAN facility is expected to come on-stream at that time. At current crude oil prices, European formula-based natural gas prices will increase in the fourth quarter which could put upward pressure on nitrogen prices.

The delay in 2009 contracts between major potash producers and Chinese and Indian buyers created considerable uncertainty in the marketplace, resulting in many other buyers delaying their purchasing decisions. As a result, producers have continued to reduce capacity utilization. In the first six months of 2009, TFI reported North American potash production was down over 60 percent from the high rates in 2008, and North American inventory levels were at historically high levels at the end of June. Recent contract agreements between India and global potash producers have been concluded at prices significantly below 2008 contract values. This is expected to influence benchmark prices for the near term but has provided additional clarity on prices to the market. As a result, demand is expected to improve in the second half of 2009 and rebound strongly in 2010. There continues to be uncertainty with respect to both volumes and price of 2009 potash contracts with China.

Global phosphate markets have recently shown some signs of stabilizing. The TFI reported U.S. DAP/MAP June inventory levels were 9 percent below the five year average and only 4 percent above 2008 levels. Apparent wholesale DAP/MAP disappearance in the U.S. was down 37 percent in the 2008/09 fertilizer year compared to the previous year. We anticipate global and North American demand will continue to recover in the second half of 2009 and into 2010. India is still expected to purchase additional import volumes in the second half of 2009 and South American import demand is expected to continue to improve. The reduction in Chinese export taxes to 10 percent has been extended through August, but at current market prices, China is not expected to be a major factor in the export market. A risk to the phosphate market is a build in exportable Chinese inventories when the export tax is increased, which could cap the market in November when the export tax is again reduced.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. ("CF"), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the "Exchange Offer Documents") filed by Agrium Inc. ("Agrium") with the U.S. Securities and Exchange Commission (the "SEC") on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the

Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, its wholly-owned subsidiary North Acquisition Co. ("North"), their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF's stockholders in respect of the proposed transaction with CF. Information regarding Agrium's directors and executive officers is available in its management proxy circular dated April 3, 2009, relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, CF's failure to accept Agrium's proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, weather conditions, crop prices, the future supply, demand and price level for our major products, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, the ongoing global financial conditions and changes in credit markets; the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, timing and final terms of completion of the proposed CF acquisition, a potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned,Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF's reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2009 2nd Quarter Conference Call will be available in a listen-only mode beginning Wednesday, August 5th at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

                                         Three months ended  Six months ended
                                              June 30,            June 30,
------------------------------------------------------------------------------
                                          2009      2008      2009      2008
------------------------------------------------------------------------------
Sales                                     4,140     3,942     5,935     5,103
Direct freight                               50        72        92       126
------------------------------------------------------------------------------
Net sales                                 4,090     3,870     5,843     4,977
Cost of product                           3,168     2,609     4,630     3,324
Inventory write-down                         32         -        50         -
------------------------------------------------------------------------------
Gross profit                                890     1,261     1,163     1,653
Expenses
 Selling                                    281       220       485       323
 General and administrative                  56        53       100        86
 Depreciation and amortization               29        26        60        39
 Potash profit and capital tax                7        50       (16)       67
 Earnings from equity investees (note 6)    (11)       (1)      (17)       (2)
 Other (income) expenses (note 3)           (15)      (91)       64      (169)
------------------------------------------------------------------------------
Earnings before interest, income taxes
 and non-controlling interests              543     1,004       487     1,309
 Interest on long-term debt                  21        17        46        28
 Other interest                               6         8        12        10
------------------------------------------------------------------------------
Earnings before income taxes and
 non-controlling interests                  516       979       429     1,271
 Income taxes                               146       311       119       408
 Non-controlling interests                    -        32         -        32
------------------------------------------------------------------------------
Net earnings                                370       636       310       831
==============================================================================

Earnings per share (note 4)
------------------------------------------------------------------------------
 Basic                                     2.36      4.03      1.98      5.27
 Diluted                                   2.35      4.00      1.97      5.24
==============================================================================

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                         Three months ended    Six months ended
                                               June 30,            June 30,
--------------------------------------------------------------------------------
                                            2009      2008      2009      2008
--------------------------------------------------------------------------------
Operating
 Net earnings                                 370       636       310       831
 Items not affecting cash
  Inventory write-down                         32         -        50         -
  Depreciation and amortization                59        63       114        99
  Earnings from equity investees              (11)       (1)      (17)       (2)
  Stock-based compensation                      4       115        14       109
  Unrealized gain on derivative financial
   instruments                                (50)     (119)      (22)     (182)
  Unrealized foreign exchange (gain) loss      (3)       (9)       79        (5)
  Future income taxes                        (182)      161      (176)      184
  Non-controlling interests                     -        32         -        32
  Other                                        19       (11)       (6)        8
 Net changes in non-cash working capital      (39)   (1,184)      (75)   (1,001)
--------------------------------------------------------------------------------
Cash provided by (used in) operating
 activities                                   199      (317)      271        73
--------------------------------------------------------------------------------
Investing
 Acquisitions, net of cash acquired             -    (2,741)      (15)   (2,741)
 Capital expenditures                         (56)     (115)     (104)     (196)
 Proceeds from disposal of property,
  plant and equipment, and investments          2        14         3        21
 Purchase of CF Industries Holdings,
  Inc. shares (note 2)                          -         -       (65)        -
 Other                                        (54)       (7)      (69)      (73)
--------------------------------------------------------------------------------
Cash used in investing activities            (108)   (2,849)     (250)   (2,989)
--------------------------------------------------------------------------------
Financing
 Bank indebtedness                             62       542      (131)      456
 Long-term debt issued                         12     1,024        12     1,120
 Transaction costs on long-term debt            -        (4)        -        (6)
 Contributions from non-controlling
  interests                                     -        20         -        20
 Dividends paid                                 -         -        (9)       (9)
 Shares issued, net of issuance costs           -         1         1         3
 Other                                          -        (1)        -         1
--------------------------------------------------------------------------------
 Cash provided by (used in) financing
  activities                                   74     1,582      (127)    1,585
--------------------------------------------------------------------------------
 Increase (decrease) in cash and cash
  equivalents                                 165    (1,584)     (106)   (1,331)
 Cash and cash equivalents - beginning
  of period                                    86     1,762       374     1,509
 Deconsolidation of EAgrium subsidiary          -         -       (17)        -
--------------------------------------------------------------------------------
 Cash and cash equivalents - end of
  period                                      251       178       251       178
================================================================================

See accompanying notes.

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                   As at           As at
                                                  June 30,      December 31,
----------------------------------------------------------------------------
                                               2009      2008      2008
----------------------------------------------------------------------------
ASSETS
Current assets
 Cash and cash equivalents                      251       178           374
 Accounts receivable                          2,230     2,556         1,223
 Inventories (note 5)                         2,318     2,222         3,047
 Prepaid expenses and deposits                  322       297           475
 Marketable securities                          108         -             -
----------------------------------------------------------------------------
                                              5,229     5,253         5,119
Property, plant and equipment                 1,584     2,029         2,036
Intangibles                                     640       716           653
Goodwill                                      1,797     1,665         1,783
Investment in equity investees (note 6)         351        81            71
Other assets                                     87       195           156
----------------------------------------------------------------------------
                                              9,688     9,939         9,818
============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Bank indebtedness (note 7)                     349       622           610
 Accounts payable and accrued liabilities     2,328     2,451         2,200
 Current portion of long-term debt                -       279             -
----------------------------------------------------------------------------
                                              2,677     3,352         2,810
Long-term debt (note 7)                       1,637     1,621         1,622
Other liabilities                               339       343           328
Future income tax liabilities                   549       603           706
Non-controlling interests                        13       143           242
----------------------------------------------------------------------------
                                              5,215     6,062         5,708
Shareholders' equity                          4,473     3,877         4,110
----------------------------------------------------------------------------
                                              9,688     9,939         9,818
============================================================================

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                                 Millions                                     Accumulated
                                   of                                            other             Total
                                 common    Share    Contributed   Retained   comprehensive      shareholders'
                                 shares   capital      surplus    earnings   income (note 8)       equity
-------------------------------------------------------------------------------------------------------------
December 31, 2008                   157     1,961             8      2,313            (172)          4,110
-------------------------------------------------------------------------------------------------------------
Net earnings                                                           310                             310
Cash flow hedges(a)                                                                     (2)             (2)
Available for sale financial
 instruments (b)                                                                        16              16
Foreign currency translation                                                            46              46
-------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                   370
-------------------------------------------------------------------------------------------------------------
Dividends                                                               (9)                             (9)
Stock options exercised                         2                                                        2
-------------------------------------------------------------------------------------------------------------
June 30, 2009                       157     1,963             8      2,614            (112)          4,473
=============================================================================================================

December 31, 2007                   158     1,972             8      1,024              84           3,088
-------------------------------------------------------------------------------------------------------------
Transition adjustment(c)                                                 4                               4
-------------------------------------------------------------------------------------------------------------
                                    158     1,972             8      1,028              84           3,092
-------------------------------------------------------------------------------------------------------------
Net earnings                                                           831                             831
Cash flow hedges(d)                                                                    (11)            (11)
Foreign currency translation                                                           (30)            (30)
-------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                   790
-------------------------------------------------------------------------------------------------------------
Dividends                                                               (9)                             (9)
Stock options exercised                         3             1                                          4
-------------------------------------------------------------------------------------------------------------
June 30, 2008                       158     1,975             9      1,850              43           3,877
=============================================================================================================

(a) Net of tax of $1-million.

(b) Net of tax of $11-million.

(c) Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(d) Net of non-controlling interest of $7-million.

See accompanying notes.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2009
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2008. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

Certain comparative figures have been reclassified to conform to the current year's presentation.

Significant accounting standard and policy changes

                                        Date and method
Description                               of adoption             Impact
----------------------------------------------------------------------------
Goodwill and Intangible Assets          January 1, 2009;        No material
establishes guidance for the            prospective for         impact on
recognition, measurement,               intangible items        earnings or
presentation and disclosure of          initially expensed;     financial
goodwill and intangible assets,         retrospective for       position
including guidance on pre-production    intangible items
and start-up costs, requiring that      initially capitalized
these costs be expensed as incurred.
The current goodwill standards are
carried forward unchanged.
============================================================================

Recent accounting pronouncements not yet adopted

                                        Date and method
Description                               of adoption          Impact
----------------------------------------------------------------------------
International Financial Reporting       January 1, 2011     Currently being
Standards (IFRS) - the Canadian         or earlier; in      reviewed
Institute of Chartered Accountants      accordance with
Accounting Standards Board has          IFRS 1
published its strategic plan for
convergence of Canadian generally
accepted accounting standards with
IFRS as issued by the International
Accounting Standards Board. The
changeover date for Canadian
publicly accountable enterprises is
January 1, 2011 and will require
restatement of comparative figures.
----------------------------------------------------------------------------
Business Combinations, Consolidated     January 1, 2011      Impact depends
Financial Statements and                or earlier; in       on nature of
Non-controlling Interests amend         accordance with      acquisitions
previously existing standards on        IFRS 1
accounting for and reporting business
acquisitions and non-controlling
interests. The new standards change
the recognition of assets and
liabilities in purchase price
allocations and require expensing of
certain acquisition-related costs.
============================================================================

2. BUSINESS ACQUISITIONS

CF Industries Holdings, Inc.

On March 16, 2009 (as amended on May 14, 2009), the Company filed an exchange offer to acquire all of the outstanding shares of CF Industries Holdings, Inc. ("CF"). Under the terms of the amended offer, for each CF share CF stockholders have the choice of receiving one of the following:

- $40.00 in cash and one common share of Agrium,

- 1.8850 common shares of Agrium, or

- $85.20 in cash.

In total, a maximum of 47 percent of the shares tendered will be exchanged for cash and a maximum of 53 percent of the shares tendered will be exchanged for Agrium common shares. The total cash and stock to be paid by Agrium under the amended offer will be approximately $2.01-billion and 50.2 million Agrium common shares. The offer and withdrawal rights will expire on August 19, 2009, unless extended. As of July 17, 2009, approximately 10.4 million CF shares (approximately 21 percent) had been tendered and not withdrawn from the exchange offer.

During February 2009, Agrium acquired 1.2 million shares of CF at an average cost of $52.34 for total consideration of $65-million. The shares are recorded in marketable securities and classified as available for sale financial instruments with changes to fair value, comprised of a gain of $27-million to June 30, 2009, recorded in other comprehensive income. At June 30, 2009, the fair value of the CF shares was $92-million.

3. OTHER (INCOME) EXPENSES

                                   Three months ended       Six months ended
                                         June 30,               June 30,
----------------------------------------------------------------------------
                                     2009        2008        2009       2008
----------------------------------------------------------------------------
Stock-based compensation               4         115          14        109
(Gain) loss on derivative
 financial instruments               (15)       (191)         54       (258)
Environmental remediation and
 accretion of asset retirement
 obligations                          (5)          6           1          7
Interest income                      (17)        (11)        (29)       (31)
Foreign exchange loss (gain)           5         (11)         11        (11)
Bad debt expense                      14           9          19         10
Other                                 (1)         (8)         (6)         5
----------------------------------------------------------------------------
                                     (15)        (91)         64       (169)
============================================================================

4. EARNINGS PER SHARE

                                  Three months ended       Six months ended
                                         June 30,               June 30,
----------------------------------------------------------------------------
                                    2009        2008        2009       2008
----------------------------------------------------------------------------
Numerator
 Net earnings                        370         636         310        831
----------------------------------------------------------------------------
Denominator
 Weighted-average number of
  shares outstanding for basic
  earnings per share                 157         158         157        158
 Dilutive instruments -
  Stock options (a)                    -           1           -          1
----------------------------------------------------------------------------
 Weighted-average number of
  shares outstanding for
  diluted earnings per share         157         159         157        159
============================================================================

Basic earnings per share            2.36        4.03        1.98       5.27
Diluted earnings per share          2.35        4.00        1.97       5.24
============================================================================

(a) For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

5. INVENTORIES

                                               As at               As at
                                              June 30,          December 31,
------------------------------------------------------------    ------------
                                       2009           2008         2008
------------------------------------------------------------    ------------
Raw materials                            260            181             216
Finished goods                           320            179             417
Product for resale                     1,738          1,862           2,414
------------------------------------------------------------    ------------
                                       2,318          2,222           3,047
============================================================    ============

6. INVESTMENT IN EQUITY INVESTEES

                                               As at               As at
                                              June 30,          December 31,
------------------------------------------------------------    ------------
                             Interest   2009           2008         2008
------------------------------------------------------------    ------------
MISR Oil Processing
 Company, S.A.E. ("MOPCO")     26.0%     264              -               -
Hanfeng Evergreen Inc.         19.5%      83             77              67
Other                                      4              4               4
------------------------------------------------------------    ------------
                                         351             81              71
============================================================    ============

MOPCO is a private company located in Egypt. In January 2009, Agrium acquired its 26 percent interest through an agreement exchanging its shares and all related contractual obligations of its EAgrium subsidiary for shares in MOPCO. Previously, Agrium's Egypt operations had been carried in its EAgrium subsidiary.

As at December 31, 2008, the Company adjusted the carrying value of its Egypt operations based on the fair value of the MOPCO interest received. Prior to such adjustment, the Egypt operations had a net carrying value of $295-million (net of non-controlling interest). The major categories of assets and liabilities of the EAgrium subsidiary were production assets under construction, accounts payable and accrued liabilities, and bank indebtedness. On adjusting the Egypt operations to fair value of $250-million, the Company recorded an impairment charge in its Wholesale business unit of $87-million ($45-million net of non-controlling interest).

The Company determined the fair value of the interest in MOPCO using an income approach, discounting a range of possible outcomes, with each possible outcome bearing different risk factors, at a risk-free rate plus an adjustment for the risk factors of each scenario. The analysis included various management estimates about future revenue, operating margins, growth rates, discount rates, terminal value and non-controlling interest discount. The assumptions included anticipated future cash flows, budgets and long-term business plans, marketplace information, industry data, economic analysis and contracts in place at the time of the analysis. Actual results could differ from management's estimates and assumptions, potentially resulting in future impairment losses.

Hanfeng Evergreen Inc. is listed on the Toronto Stock Exchange. The investment, consisting of 11.9 million common shares, is carried in the Advanced Technologies business unit.

                                   Three months ended       Six months ended
                                         June 30,               June 30,
----------------------------------------------------------------------------
                                    2009        2008        2009       2008
----------------------------------------------------------------------------
Net earnings
 MOPCO                                10           -          14          -
 Hanfeng                               1           1           3          2
----------------------------------------------------------------------------
                                      11           1          17          2
============================================================================

                                               As at               As at
                                              June 30,          December 31,
------------------------------------------------------------    ------------
                                        2009           2008            2008
------------------------------------------------------------    ------------
Cumulative undistributed earnings
 MOPCO                                    14              -               -
 Hanfeng                                   7              2               4
------------------------------------------------------------    ------------
                                          21              2               4
============================================================    ============

The following summarizes the assets, liabilities and results of operations of the above equity investees:

                                                     June 30, 2009
----------------------------------------------------------------------------
                                                Three months     Six months
                                                   ended           ended
----------------------------------------------------------------------------
Net sales                                                113            213
Net earnings                                              42             72
============================================================================

                                                                      As at
                                                                    June 30,
----------------------------------------------------------------------------
                                                                      2009
----------------------------------------------------------------------------
Assets                                                                  930
Liabilities                                                             266
Shareholders' equity                                                    664
============================================================================

7. DEBT

                                        As at                      As at
                                       June 30,                 December 31,
--------------------------------------------------------------  ------------
                                          2009                      2008
--------------------------------------------------------------  ------------
                              Total    Unutilized    Utilized     Utilized
--------------------------------------------------------------  ------------
Bank indebtedness (a)
North American revolving
 credit facilities expiring
 2010 and 2012 (b)              835           639         196           300
European credit facilities
 expiring in 2009 (c)           233           155          78           120
South American credit
 facilities expiring 2009
 to 2012                        165            90          75            70
EAgrium bridge loan               -             -           -           120
----------------------------------------------------------------------------
                              1,233           884         349           610
==============================================================  ============

Long-term debt (a)
--------------------------------------------------------------  ------------
Unsecured
 Floating rate bank loans
  due May 5, 2013                                         460           460
 6.75% debentures due
  January 15, 2019                                        500           500
 7.125% debentures due
  May 23, 2036                                            300           300
 7.7% debentures due
  February 1, 2017                                        100           100
 7.8% debentures due
  February 1, 2027                                        125           125
 8.25% debentures due
  February 15, 2011                                       125           125
Secured
 Other                                                     38            24
--------------------------------------------------------------  ------------
                                                        1,648         1,634
Transaction costs                                         (11)          (12)
--------------------------------------------------------------  ------------
                                                        1,637         1,622
==============================================================  ============

----------------------------------------------------------------------------
                                       Three months ended  Six months ended
                                              June 30,          June 30,
----------------------------------------------------------------------------
Accounts receivable securitization       2009        2008    2009      2008
----------------------------------------------------------------------------
Proceeds from sales of receivables (d)    200           -     400         -
============================================================================

(a) The Company has committed available facilities, subject to certain terms and conditions, of $1.4-billion for the CF acquisition not included in the table. The facilities are comprised of $1-billion of long-term debt with repayment terms of two to three years and $400-million of bank indebtedness. All facilities, if drawn, will bear interest at U.S. base rate plus a variable margin or LIBOR plus a variable margin. These facilities are available to fund a portion of the proposed acquisition of CF and cannot be used for other purposes.

(b) The Company has issued letters of credit under its revolving credit facilities. Outstanding letters of credit at June 30, 2009 of $67-million reduce unutilized credit available under the facilities to $572-million.

(c) Of the total, $136-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $83-million. The facilities bear interest at various base rates plus a fixed or variable margin. The utilized balance includes Euro debt of $31-million.

(d) The Company has a revolving purchase and sale agreement to sell, with limited recourse, accounts receivable to a maximum of $200-million (June 30, 2008 -- $200-million). The receivables are sold to an unrelated financial institution. The Company provides a security interest to the financial institution in the form of accounts receivable in excess of the net cash proceeds received. The agreement expires in December 2012. Proceeds from collections reinvested in revolving-period securitizations were $685-million for the three months ended June 30, 2009 (June 30, 2008 -- nil) and $955-million for the six months ended June 30, 2009 (June 30,
    2008 -- nil).

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

                                               As at               As at
                                              June 30,          December 31,
-------------------------------------------------------------   ------------
                                        2009           2008         2008
-------------------------------------------------------------   ------------
Cash flow hedges, net of tax               4              9               6
Available for sale financial
 instruments, net of tax                  16              -               -
Foreign currency translation            (132)            34            (178)
-------------------------------------------------------------   ------------
                                        (112)            43            (172)
=============================================================   ============

9. EMPLOYEE FUTURE BENEFITS

                                       Three months ended  Six months ended
                                              June 30,          June 30,
----------------------------------------------------------------------------
                                         2009        2008    2009      2008
----------------------------------------------------------------------------
Defined benefit pension plans
 Service cost                               1           1       2         2
 Interest cost                              3           2       5         5
 Expected return on plan assets            (2)         (3)     (4)       (6)
 Net amortization and deferral              1           1       2         1
----------------------------------------------------------------------------
 Net expense                                3           1       5         2
----------------------------------------------------------------------------
Post-retirement benefit plans
 Service cost                               1           1       2         2
 Interest cost                              1           2       2         3
----------------------------------------------------------------------------
 Net expense                                2           3       4         5
----------------------------------------------------------------------------
Defined contribution pension plans          7           7      16        17
----------------------------------------------------------------------------
Total expense                              12          11      25        24
============================================================================

10. FINANCIAL INSTRUMENTS

Risk management

In the normal course of business, the Company's financial position, results of operation and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company's business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings.

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders' equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at June 30, 2009 to financial instruments outstanding on that date while assuming all other variables remain constant.

Market risk

(a) Currency risk

U.S. dollar denominated transactions in our Canadian operations generates foreign exchange gains and losses on outstanding balances which are recognized in net earnings. The net U.S. dollar denominated balance in Canadian operations is $224-million. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $2-million.

Balances in non-U.S. dollar subsidiaries           Canadian
 (in U.S. dollar equivalent)                        dollars            Euro
----------------------------------------------------------------------------
Cash and cash equivalents                                18               2
Accounts receivable                                     146              61
Bank indebtedness                                         -             (31)
Accounts payable and accrued liabilities               (202)            (18)
----------------------------------------------------------------------------
                                                        (38)             14
============================================================================

A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have an impact of less than $1-million on other comprehensive income. A $0.01 weakening of the Canadian dollar would have an equal but opposite impact. A strengthening of $0.01 of the Euro against the U.S. dollar would have an impact of less than $1-million on other comprehensive income. A $0.01 weakening of the Euro would have an equal but opposite impact.

(b) Commodity price risk

For natural gas derivative financial instruments outstanding at June 30, 2009, an increase of $0.10 per MMBtu would have increased net earnings by $2-million. A $0.10 decrease per MMBtu would have an equal but opposite impact.

(c) Interest rate risk

The Company's cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments.

Credit risk

There were no significant uncollectible trade receivable balances at June 30, 2009.

The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At June 30, 2009, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative contracts.

Maximum credit exposure based on
 derivative financial instruments in           As at               As at
 an asset position                            June 30,          December 31,
------------------------------------------------------------    ------------
                                        2009           2008         2008
------------------------------------------------------------    ------------
Foreign exchange contracts                 -             81               -
Natural gas, power and nutrient
 contracts                                13            144              21
------------------------------------------------------------    ------------
                                          13            225              21
============================================================    ============

Liquidity risk

The Company's bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.

Fair values

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates their carrying value.

Marketable securities are carried at fair value and measured using information classified as Level 1 (observable inputs based on unadjusted quoted prices in active markets for identical assets).

The fair value of derivative financial instruments is recorded at the estimated amount that the Company would receive or pay to terminate the contracts. The Company's derivative financial instruments measured at fair value on a recurring basis are measured using information classified as Level 2 (observable inputs based on quoted prices for similar assets and liabilities in active markets).

The fair value of long-term debt at June 30, 2009 was $1,630-million (June 30, 2008 - $1,964-million, December 31, 2008 - $1,578-million). The carrying value of long-term debt at June 30, 2009 was $1,648-million (June 30, 2008 - $1,921-million, December 31, 2008 - $1,634-million). The weighted-average effective interest rate on long-term debt at June 30, 2009, was 6 percent (June 30, 2008 - 5 percent, December 31, 2008 - 6 percent). The fair value of long-term debt is determined using information classified as Level 2 (valuation techniques based on quoted prices for similar instruments in active markets).

The following items are carried at fair value, which is equal to carrying value.

                                               As at               As at
                                              June 30,          December 31,
------------------------------------------------------------    ------------
                                        2009           2008         2008
------------------------------------------------------------    ------------
Marketable securities
 Investment in CF (available for sale)    92              -               -
 Other (held for trading)                 16              -               -
------------------------------------------------------------    ------------
                                         108              -               -
------------------------------------------------------------    ------------
 Other assets (available for sale)        29             29              27
============================================================    ============

Net fair value of held for trading             As at               As at
 derivative financial instruments             June 30,          December 31,
------------------------------------------------------------    ------------
                                        2009           2008         2008
------------------------------------------------------------    ------------
Foreign exchange derivative
 financial instruments
 Accounts receivable                       -             81               -
 Accounts payable and accrued
  liabilities                             (3)           (20)            (18)
------------------------------------------------------------    ------------
                                          (3)            61             (18)
------------------------------------------------------------    ------------
Interest rate derivative financial
 instruments
 Accounts payable and accrued
  liabilities                              -            (25)              -
------------------------------------------------------------    ------------
                                           -            (25)              -
------------------------------------------------------------    ------------
Natural gas, power and nutrient
 derivative financial instruments
 Accounts receivable                       3             71               5
 Other assets                             10             73              16
 Accounts payable and accrued
  liabilities                            (46)            (2)            (64)
 Other liabilities                       (12)            (4)            (11)
------------------------------------------------------------    ------------
                                         (45)           138             (54)
============================================================    ============

11. CAPITAL MANAGEMENT

The Company manages capital by monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt including the current portion, net of cash and cash equivalents. Equity includes shareholders' equity. EBITDA is net earnings before interest expense, income taxes, depreciation, amortization and asset impairment. Interest includes interest on long-term debt plus other interest. The measures of debt, equity and EBITDA described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

                                               As at               As at
                                              June 30,          December 31,
------------------------------------------------------------    ------------
                                        2009           2008         2008
------------------------------------------------------------    ------------
Net debt to net debt plus equity (%)      28             38              31
EBITDA interest coverage (multiple)     10.4           36.2            22.1
============================================================    ============

The Company's revolving credit facilities require the Company maintain a specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at June 30, 2009.

Normal course issuer bid

There were no shares repurchased during the six months ended June 30, 2009 under the Company's normal course issuer bid which expires October 5, 2009.

12. SEGMENTATION

                                 Three months ended        Six months ended
                                       June 30,                 June 30,
----------------------------------------------------------------------------
                                  2009         2008        2009        2008
----------------------------------------------------------------------------
Consolidated net sales
----------------------------------------------------------------------------
Retail (a)
 Crop nutrients                  1,309        1,250       1,746       1,499
 Crop protection products        1,210          860       1,636         953
 Seed, services and other          629          396         817         448
----------------------------------------------------------------------------
                                 3,148        2,506       4,199       2,900
----------------------------------------------------------------------------

Wholesale (b)
 Nitrogen                             464          635         693         962
 Potash                                47          244          89         375
 Phosphate                            118          235         231         377
 Product purchased for resale         240          201         506         252
 Other                                 81           82         126         139
-------------------------------------------------------------------------------
                                      950        1,397       1,645       2,105
-------------------------------------------------------------------------------
Advanced Technologies (c)              82          107         149         186
Other                                 (90)        (140)       (150)       (214)
-------------------------------------------------------------------------------
                                    4,090        3,870       5,843       4,977
===============================================================================
Consolidated net earnings
-------------------------------------------------------------------------------
 Retail                               283          409         189         413
 Wholesale                            215          647         272         960
 Advanced Technologies                  8           11           9          17
 Other                                 37          (95)         17        (113)
-------------------------------------------------------------------------------
 Earnings before interest and
  income taxes (d)                    543          972         487       1,277
 Interest on long-term debt            21           17          46          28
 Other interest                         6            8          12          10
-------------------------------------------------------------------------------
 Earnings before income taxes (d)     516          947         429       1,239
 Income taxes                         146          311         119         408
-------------------------------------------------------------------------------
                                      370          636         310         831
===============================================================================

(a) Includes inter-segment sales for the three months ended June 30, 2009 of $1-million and for the six months ended June 30, 2009 of $2-million (three months ended June 30, 2008 - $2-million, six months ended
    June 30, 2008 - $3-million).

(b) Includes inter-segment sales for the three months ended June 30, 2009 of $78-million and for the six months ended June 30, 2009 of $120-million (three months ended June 30, 2008 - $118-million, six months ended June 30, 2008 - $180-million).

(c) Includes inter-segment sales for the three months ended June 30, 2009 of $11-million and for the six months ended June 30, 2009 of $28-million (three months ended June 30, 2008 - $20-million, six months ended June 30, 2008 - $31-million).

(d) Net of non-controlling interests.

AGRIUM INC.
Segmentation
(Unaudited - millions of U.S. dollars)

Schedule 1

                                                   Three months ended June 30
                          -------------------------------------------------------------------------------
                                                             Advanced
                               Retail       Wholesale      Technologies       Other            Total
                          -------------------------------------------------------------------------------
                           2009    2008    2009    2008    2009    2008    2009    2008     2009    2008
                          -------------------------------------------------------------------------------
Net Sales
 -external                3,147   2,504     872   1,279      71      87       -       -    4,090   3,870
 -inter-segment               1       2      78     118      11      20     (90)   (140)       -       -
                          -------------------------------------------------------------------------------
Total net sales           3,148   2,506     950   1,397      82     107     (90)   (140)   4,090   3,870
Cost of product           2,551   1,839     706     815      65      87    (154)   (132)   3,168   2,609
Inventory write-down          -       -      32       -       -       -       -       -       32       -
                          -------------------------------------------------------------------------------
Gross profit                597     667     212     582      17      20      64      (8)     890   1,261
                          -------------------------------------------------------------------------------
Gross profit (%)             19      27      22      42      21      19                       22      33
                          ===============================================================================

Selling expenses            273     212       9       8       2       2      (3)     (2)     281     220

EBITDA (1)                  307     431     244     682      12      15      39     (93)     602   1,035

EBIT (2)                    283     409     215     647       8      11      37     (95)     543     972

                                            Six months ended June 30
                       -------------------------------------------------------------------------------
                                                          Advanced
                            Retail        Wholesale     Technologies        Other           Total
                       -------------------------------------------------------------------------------
                        2009    2008    2009    2008    2009    2008    2009    2008     2009    2008
                       -------------------------------------------------------------------------------
Net Sales
 -external             4,197   2,897   1,525   1,925     121     155       -       -    5,843   4,977
 -inter-segment            2       3     120     180      28      31    (150)   (214)       -       -
                       -------------------------------------------------------------------------------
Total net sales        4,199   2,900   1,645   2,105     149     186    (150)   (214)   5,843   4,977
Cost of product        3,460   2,118   1,266   1,250     122     149    (218)   (193)   4,630   3,324
Inventory write-down       -       -      50       -       -       -       -       -       50       -
                       -------------------------------------------------------------------------------
Gross profit             739     782     329     855      27      37      68     (21)   1,163   1,653
                       -------------------------------------------------------------------------------
Gross profit (%)          18      27      20      41      18      20                       20      33
                       ===============================================================================
Selling expenses         471     311      17      13       3       3      (6)     (4)     485     323

EBITDA (1)               239     444     323   1,017      18      25      21    (110)     601   1,376

EBIT (2)                 189     413     272     960       9      17      17    (113)     487   1,277

(1) Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2) Net earnings (loss) before interest expense and income taxes.

AGRIUM INC.
Product Lines
Three months ended June 30
(Unaudited - millions of U.S. dollars)
Schedule 2a

                                                                    2009
                                 ----------------------------------------------------------------------
                                                               Sales    Selling    Cost of
                                    Net     Cost of    Gross   Tonnes    Price     Product     Margin
                                   Sales   Product(1)  Profit  (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                                 ----------------------------------------------------------------------
Wholesale
 Nitrogen                            464         282      182   1,244        373        227        146
 Potash                               47          24       23      61        770        393        377
 Phosphate                           118         106       12     260        454        408         46
 Product purchased for resale        240         268      (28)    681        352        393        (41)
 Other                                81          58       23     176
                                 ----------------------------------------------------------------------
                                     950         738      212   2,422        392        304         88
                                 ----------------------------------------------------------------------

Retail (2)
 Crop nutrients                    1,309       1,192      117
 Crop protection  products         1,210         906      304
 Seed, services and other            629         453      176
                                 -----------------------------
                                   3,148       2,551      597
                                 -----------------------------

Advanced Technologies (3)
 Turf and ornamental                  57          48        9
 Agriculture                          25          17        8
                                 -----------------------------
                                      82          65       17
                                 -----------------------------

Other inter-segment eliminations     (90)       (154)      64
                                 -----------------------------

Total                              4,090       3,200      890
                                 =============================

                                                                2008
                                 ---------------------------------------------------------------------
                                                               Sales    Selling    Cost of
                                    Net     Cost of    Gross  Tonnes     Price     Product    Margin
                                   Sales    Product   Profit  (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                                 ---------------------------------------------------------------------
Wholesale
 Nitrogen                            635        389      246   1,254        506        310        196
 Potash                              244         60      184     574        425        104        321
 Phosphate                           235        139       96     297        791        468        323
 Product purchased for resale        201        172       29     376        535        458         77
 Other                                82         55       27     202
                                 ---------------------------------------------------------------------
                                   1,397        815      582   2,703        517        302        215
                                 ---------------------------------------------------------------------

Retail (2)
 Crop nutrients                    1,250        915      335
 Crop protection products            860        637      223
 Seed, services and other            396        287      109
                                 ----------------------------
                                   2,506      1,839      667
                                 ----------------------------

Advanced Technologies (3)
 Turf and ornamental                  72         60       12
 Agriculture                          35         27        8
                                 ----------------------------
                                     107         87       20
                                 ----------------------------

Other inter-segment eliminations    (140)      (132)      (8)
                                 ----------------------------

Total                              3,870      2,609    1,261
                                 =============================

(1) Includes inventory write-down of $32-million in Wholesale.

(2) International retail net sales were $30-million (2008 - $84-million) and gross profit was $5-million (2008 - $30-million).

(3) The current presentation has been revised from prior periods to revise the categories.

AGRIUM INC.
Product Lines
Six months ended June 30
(Unaudited - millions of U.S. dollars)
Schedule 2b

                                                                 2009
                                 --------------------------------------------------------------------
                                                             Sales    Selling    Cost of
                                    Net    Cost of   Gross   Tonnes    Price     Product     Margin
                                   Sales Product (1) Profit  (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                                 --------------------------------------------------------------------
Wholesale Nitrogen                   693        456     237   1,917        362         238       124
 Potash                               89         45      44     137        650         329       321
 Phosphate                           231        193      38     462        500         418        82
 Product purchased for resale        506        532     (26)  1,564        324         341       (17)
 Other                               126         90      36     321
                                 --------------------------------------------------------------------
                                   1,645      1,316     329   4,401        374         299        75
                                 --------------------------------------------------------------------

Retail (2)
 Crop nutrients                    1,746      1,611     135
 Crop protection products          1,636      1,255     381
 Seed, services and other            817        594     223
                                 ---------------------------
                                   4,199      3,460     739
                                 ---------------------------

Advanced Technologies (3)
 Turf and ornamental                 100         85      15
 Agriculture                          49         37      12
                                 ---------------------------
                                     149        122      27
                                 ---------------------------

Other inter-segment eliminations    (150)      (218)     68
                                 ---------------------------

Total                              5,843      4,680   1,163
                                 ===========================

                                                                2008
                                 --------------------------------------------------------------------
                                                             Sales     Selling    Cost of
                                    Net    Cost of   Gross   Tonnes     Price     Product     Margin
                                   Sales   Product  Profit  (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                                 --------------------------------------------------------------------
Wholesale Nitrogen                   962        590     372   2,022        476        292        184
 Potash                              375        104     271   1,023        367        102        265
 Phosphate                           377        237     140     529        713        448        265
 Product purchased for resale        252        217      35     488        516        444         72
 Other                               139        102      37     370
                                 --------------------------------------------------------------------
                                   2,105      1,250     855   4,432        475        282        193
                                 --------------------------------------------------------------------
Retail (2)
 Crop nutrients                    1,499      1,092     407
 Crop protection products            953        701     252
 Seed, services and other            448        325     123
                                 ---------------------------
                                   2,900      2,118     782
                                 ---------------------------

Advanced Technologies (3)
 Turf and ornamental                 131        106      25
 Agriculture                          55         43      12
                                 ---------------------------
                                     186        149      37
                                 ---------------------------

Other inter-segment eliminations    (214)      (193)    (21)
                                 ---------------------------

Total                              4,977      3,324   1,653
                                 ===========================

(1) Includes inventory write-down of $50-million in Wholesale.

(2) International retail net sales were $50-million (2008 - $113-million) and gross profit was $9-million (2008 - $37-million).

(3) The current presentation has been revised from prior periods to revise the categories.

AGRIUM INC.
Selected Wholesale sales prices and volumes
(Unaudited)
Schedule 3

                                                    Three months ended June 30
                                     ---------------------------------------------------------
                                                 2009                      2008
                                     ---------------------------- ----------------------------
                                      Sales Tonnes  Selling Price Sales Tonnes  Selling Price
                                         (000's)      ($/Tonne)      (000's)      ($/Tonne)
                                     ---------------------------- ----------------------------
Nitrogen
 Domestic
  Ammonia                                      402            521          390            632
  Urea                                         422            340          411            538
  Other                                        260            253          347            364
                                     ---------------------------- ----------------------------
 Total domestic nitrogen                     1,084            385        1,148            517
 International nitrogen                        160            284          106            391
                                     ---------------------------- ----------------------------
Total nitrogen                               1,244            373        1,254            506
                                     ---------------------------- ----------------------------

Potash
 Domestic                                       34            728          317            459
 International                                  27            818          257            386
                                     ---------------------------- ----------------------------
Total potash                                    61            770          574            425
                                     ---------------------------- ----------------------------

Phosphate                                      260            454          297            791

Product purchased for resale                   681            352          376            535

Ammonium sulfate                                88            264          100            331

Other                                           88                         102

                                     ---------------------------- ----------------------------
Total Wholesale                              2,422            392        2,703            517
                                     ============================ ============================

                                                      Six months ended June 30
                                     ---------------------------------------------------------
                                                  2009                      2008
                                     ---------------------------- ----------------------------
                                      Sales Tonnes  Selling Price Sales Tonnes  Selling Price
                                         (000's)      ($/Tonne)      (000's)      ($/Tonne)
                                     ---------------------------- ----------------------------
Nitrogen
 Domestic
  Ammonia                                      543            480          552            582
  Urea                                         781            347          736            502
  Other                                        377            263          502            355
                                     ---------------------------- ----------------------------
 Total domestic nitrogen                     1,701            370        1,790            485
 International nitrogen                        216            291          232            400
                                     ---------------------------- ----------------------------
Total nitrogen                               1,917            362        2,022            476
                                     ---------------------------- ----------------------------

Potash
 Domestic                                       53            737          554            409
 International                                  84            590          469            317
                                     ---------------------------- ----------------------------
Total potash                                   137            650        1,023            367
                                     ---------------------------- ----------------------------

Phosphate                                      462            500          529            713

Product purchased for resale                 1,564            324          488            516

Ammonium sulfate                               194            242          175            310

Other                                          127                         195

                                     ---------------------------- ----------------------------
Total Wholesale                              4,401            374        4,432            475
                                     ============================ ============================

-30-